SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)^

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa M. Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
^	This Schedule 13D also serves as Amendment No. 7 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by this Schedule 13D (Amendment No. 11) filed with the Securities and Exchange Commission on February 14, 2020.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 38,967,937
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd (“First Ostia”). Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche (the “Co-Directors”) are co-directors of First Ostia. None of the Co-Directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the Co-Directors, and such beneficial ownership is thereby disclaimed.
(2)	This percentage and the percentages in Box 13 on the following pages are based 51,619,218 ordinary shares, par value US$0.01 per share, of the Issuer outstanding as of March 31, 2020, 34,473,080 of which were represented by American Depositary Shares (“ADSs”). The foregoing is according to the Issuer’s Form 20-F for the fiscal year ended December 31, 2019.

CUSIP No.: 004854105

1	Names of Reporting Persons The Moore Bay Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust.

CUSIP No.: 004854105

1	Names of Reporting Persons Edward J. Roche, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): IN

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward J. Roche, Jr. is a trustee and exercises sole dispositive and voting power.

CUSIP No.: 004854105

1	Names of Reporting Persons First Ostia Port Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 38,967,937
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 38,967,937
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%(18)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 14,029,037 ordinary shares and 1,246,945 ADSs (representing a total of 24,938,900 ordinary shares). First Ostia Port Ltd is owned by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC. Bireme Limited is wholly owned by Ritsuko Hattori-Roche. Catalonia Holdings, LLC, a Delaware limited liability company is owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 38,967,937
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%(18)
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd (“First Ostia”). Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche (the “Co-Directors”) are co-directors of First Ostia. None of the Co-Directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the Co-Directors, and such beneficial ownership is thereby disclaimed.

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 19,999,990
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 19,999,990
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,999,990(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 38.7%(6)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) held directly by First Ostia Port Ltd.

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,545,000
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,545,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.0%(22)
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by First Ostia Port Ltd.

CUSIP No.: 004854105

1	Names of Reporting Persons Joseph Cachey, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 48,500
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 48,500
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0.09%
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of 2,425 ADSs (representing a total of 48,500 ordinary shares) held directly by Mr. Joseph Cachey, Jr.

CUSIP No.: 004854105

1	Names of Reporting Persons Theresa M. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 38,967,937
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 38,967,937
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%
14	Type of Reporting Person (See Instructions): IN

(1)	These shares are held directly by First Ostia Port Ltd (“First Ostia”). Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche (the “Co-Directors”) are co-directors of First Ostia. None of the Co-Directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the Co-Directors, and such beneficial ownership is thereby disclaimed.

EXPLANATORY NOTE

The following constitutes Amendment No. 12 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 12”) relating to the shares of the Issuer. This Amendment No. 12 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 12 that are not defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 12 also serves as Amendment No. 7 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by Amendment No. 11 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on February 14, 2020 (as amended to date, the “Ritsuko Schedule 13D”). This Amendment No. 12 amends and supplements the Ritsuko Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Ritsuko Schedule 13D.

At this time, none of The Moore Bay Trust, Edward J. Roche, Jr. or Joseph Cachey, Jr. are expected to be part of the Acquisition Group or otherwise be involved in their capacity as stockholders of the Issuer in decisions of the Acquisition Group with respect to the Issuer. Accordingly, to the extent that any of the foregoing Reporting Persons were deemed to part of a group with the other Reporting Persons pursuant to Exchange Act Rule 13d-5(b)(1), none of The Moore Bay Trust, Edward J. Roche, Jr. or Joseph Cachey, Jr. will jointly file a Schedule 13D with respect to the Issuer after this Amendment No. 12, and each of The Moore Bay Trust, Edward J. Roche, Jr. or Joseph Cachey, Jr. will make required filings under Section 13 of the Exchange Act, if any, on an individual basis with respect to the Issuer.

Subject to the foregoing, while the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby supplemented with the following with respect to First Ostia Port Ltd and Theresa M. Roche:

(a) Name:	First Ostia Port Ltd
(b) Place of organization:	Cayman Islands
(c) Principal business:	Investment holding company
(d) Address of principal business and principal office:	First Ostia Port Ltd Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands
(e) Proceedings:	During the last five years, the Reporting Person has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(a) Name:	Theresa M. Roche
(b) Business address:	OAR Management, Inc. c/o Theresa M. Roche 9911 S. 78th Avenue Hickory Hills IL 60457
(c) Principal present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	President of OAR Management, Inc. OAR Management, Inc. c/o Theresa M. Roche 9911 S. 78th Avenue Hickory Hills IL 60457
(d) and (e) Proceedings:	During the last five years, the Reporting Person has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
(f) Citizenship	United States and Italy

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

The Acquisition Group currently expects that substantially all of the capital for the Acquisition will be borrowed from third parties in the form of debt funding. First Ostia Port Ltd entered into a loan and security agreement with a third party lender pursuant to which, subject to the terms and conditions therein, such lender will provide such capital. The Acquisition Group reserves the right to withdraw the Second Proposal at any time for any or no reason, including, without limitation, if the Acquisition Group is unable to obtain such capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following:

On February 14, 2020, Mr. Robert W. Roche delivered a letter (the “February 2020 Letter”) to the special committee of the board of directors of the Issuer (the “Special Committee”) informing the Special Committee that in light of the uncertainties regarding the impact that the coronavirus outbreak will have on the economy, at that time the Acquisition Group was not prepared to pursue the Acquisition at a purchase price of $0.975 per ordinary share or $19.50 per ADS, and that the Acquisition Group remained interested in the Acquisition and in continuing negotiations with the Special Committee regarding the Acquisition.

On August 17, 2020, Mr. Robert W. Roche delivered a non-binding letter (the “Second Proposal Letter”) to the Special Committee proposing a transaction whereby the Acquisition Group, would acquire 100% of the outstanding ordinary shares and ADSs of the Issuer that are not currently owned by the

Acquisition Group in a going-private transaction (the “Second Proposal”). As set forth in the Second Proposal Letter, public shareholders of the Issuer would receive $0.761 per ordinary share or $15.22 per ADS, in cash.

The Acquisition Group expects that the Special Committee, with its own independent legal and financial advisors, will review the Second Proposal on behalf of the Issuer’s public shareholders. The Acquisition Group will not move forward with the transaction unless it is approved by the Special Committee. As indicated in the Second Proposal Letter, Mr. Robert W. Roche and the other members of the Acquisition Group, in their capacity as shareholders of the Issuer, are interested only in acquiring the outstanding ordinary shares and ADSs of the Issuer that they do not already own and are not interested in selling the ordinary shares or ADSs of the Issuer they already own to a third party or in any merger or other strategic transaction involving any third party.

No assurances can be given that a transaction contemplated by the Second Proposal Letter will be consummated. Furthermore, no legally binding obligation with respect to a transaction between the Acquisition Group and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons reserve the right to modify or withdraw the Second Proposal Letter at any time.

The Second Proposal and the transaction proposed thereby may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and the delisting of the ADSs from the NYSE.

The summary above is qualified in its entirety by reference to the Second Proposal Letter, attached as an exhibit, which is incorporated by reference herein.

This Amendment No. 12 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. Holders of the ordinary shares (including those represented by ADSs) of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of the ordinary shares (including those represented by ADSs) of the Issuer will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission’s web site, www.sec.gov.

Other than as described in this Amendment No. 12, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented with the following:

(a) – (b):	The responses to rows (7) through (13) of the cover pages of this Amendment No. 12 are hereby incorporated by reference in their entirety in this Item 5.
(c)

In July 2020 and August 2020, Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC contributed all of their respective right, title and interest in the ordinary shares and ADSs then held by them to First Ostia Port LTD in exchange for the issuance to each of Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC of an equity interest in First Ostia Port LTD. The respective ownership percentages of Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings, LLC in First Ostia Port LTD are 44.71%, 51.32%, and 3.96%, respectively, which represents the proportion of ordinary shares and ADSs contributed by each of them to First Ostia Port LTD.

At the time of their contributions: (a) 14,029,037 ordinary shares and 1,246,945 ADSs (representing a total of 24,938,900 ordinary shares) were held directly by Ritsuko Hattori-Roche; (b) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) were held directly by Bireme Limited; and (c) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) were held directly by Catalonia Holdings, LLC.

(d)	Except as disclosed in the Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares or ADSs of the Issuer beneficially owned by the Reporting Persons.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Items 3 and 4 of this Amendment No. 12 are incorporated herein by reference.

Item 6 of the Schedule 13D is hereby supplemented with the following:

On August 14, 2020, First Ostia Port Ltd entered into a loan and security agreement with East West Bank pursuant to which, subject to the terms and conditions therein, East West Bank will provide capital for the Acquisition. The Acquisition Group reserves the right to withdraw the Second Proposal at any time for any or no reason, including, without limitation, if the Acquisition Group is unable to obtain such capital.

First Ostia Port Ltd (“First Ostia”) holds directly 14,029,037 ordinary shares and 1,246,945 ADSs (representing a total of 24,938,900 ordinary shares) of the Issuer. Robert W. Roche, Ritsuko Hattori-Roche, and Theresa M. Roche (the “Co-Directors”) are co-directors of First Ostia. None of the Co-Directors deems himself or herself to be the beneficial owner of these shares inasmuch as all decisions to vote or dispose of these shares require approval of a majority of the Co-Directors, and such beneficial ownership is thereby disclaimed.

Item 7. Material to be Filed as an Exhibit

99.1	Letter dated August 17, 2020 delivered to the special committee of the board of directors of the Issuer.
99.2	Loan and Security Agreement dated August 14, 2020 between First Ostia Port Ltd and East West Bank^
99.3	Joint Filing Agreement*
*	Incorporated herein by reference from Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 26, 2016.
^	Confidential treatment has been requested for certain confidential information contained in this exhibit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

/s/ Robert W. Roche
Robert W. Roche

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

/s/ Edward J. Roche, Jr.
Edward J. Roche, Jr.

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

/s/ Ritsuko Hattori-Roche
Ritsuko Hattori-Roche

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

/s/ Joseph Cachey, Jr.
Joseph Cachey, Jr.

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

Catalonia Holdings, LLC

By:	/s/ Theresa Roche
Name:	Theresa Roche
Title:	Manager

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
Name:	Ritsuko Hattori-Roche
Title:	Director

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

The Moore Bay Trust

By:	/s/ Edward J. Roche, Jr.
Name:	Edward J. Roche, Jr.
Title:	Trustee

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

First Ostia Port Ltd

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Director

[Signature page to Amendment No. 12 to Schedule 13D]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 19, 2020

/s/ Theresa M. Roche
Theresa M. Roche

[Signature page to Amendment No. 12 to Schedule 13D]